Exhibit 99.1

Enduro Royalty Trust Announces Sponsor’s Entry Into Agreements to Sell Properties in the Permian Basin

AUSTIN, Texas—(BUSINESS WIRE)—June 7, 2017

Enduro Royalty Trust (NYSE: NDRO) (the “Trust”) today announced that Enduro Resource Partners LLC (“Enduro”), the sponsor of the Trust, has advised The Bank of New York Mellon Trust Company, N.A., as Trustee, that Enduro has entered into eight separate purchase and sale agreements to divest certain acreage and associated production in the Permian Basin (the “Divestiture Properties”) that constitutes part of the properties underlying the Trust and is therefore burdened by the Trust’s 80% net profits interest. Because the Divestiture Properties are burdened by the Trust’s 80% net profits interest, Enduro will seek, through a vote of the Trust unitholders, a release of the Trust’s net profits interest in the Divestiture Properties in exchange for the Trust unitholders receiving 80% of the net proceeds of the sale of the Divestiture Properties.

The total purchase price, subject to ordinary closing adjustments, is $50.4 million, and includes Enduro’s working interest and assumes the release of the net profits interest owned by the Trust. Enduro currently anticipates that this could result in net proceeds to the Trust unitholders of approximately $40 million, which is net of anticipated expenses to be incurred in connection with the transactions. These anticipated net proceeds are prior to an escrowed amount not to exceed $750,000 to cover possible indemnification obligations under the purchase and sale agreements (the escrowed amount will be released no later than 25 months after the closing of the transactions).

The Divestiture Properties have the following characteristics:

•                  The properties are non-operated.

•                  The transactions are primarily comprised of 5,078 net undeveloped acres across 8 counties in Texas and New Mexico and include minimal production from which net profits allocable to the Trust, and distributions to Trust unitholders, have been generated.

•                  Of the 5,078 net undeveloped acres, 3,824 net acres are prospective for development in the typical Permian Basin horizontal targets. Of the remaining net acres, 985 net acres have no rights to the Delaware, Bone Spring, and Wolfcamp zones, and 269 net acres are located where drilling is prohibited due to potash mining operations.

•                  Sales volumes related to the Divestiture Properties totaled 14,303 Bbls of oil (39 Bbls/D) and 137,932 Mcf of natural gas (377 Mcf/D) for periods related to distributions paid in the year ended December 31, 2016. This amounts to 37,292 BOE (102 BOE/D) compared to 1,545,954 BOE (4,224 BOE/D) for all the properties underlying the Trust; therefore, the sales volumes represented approximately 2% of the sales volumes of the properties underlying the Trust for such period.

•                  Upside potential related to the Divestiture Properties is capital-intensive and uncertain and is not reflected in the Trust reserve report.

•                  Total reserves for the Divestiture Properties from the December 31, 2016 SEC reserve report were 254 MBOE of the 10,151 MBOE reserves of the properties underlying the Trust, or 2.5%.

•                  Net profits allocable to the Trust from the Divestiture Properties were only approximately $0.003 per unit for distributions paid during 2016, representing approximately 1% of the distributions for the year.

The sales transactions contemplate the release of the net profits interest on the Divestiture Properties, which requires a special meeting of Trust unitholders. At such meeting, Trust unitholders of record holding at least 75% of the 33,000,000 outstanding Trust units must vote in favor of the transaction to release the net profits interest. Enduro actively marketed the Divestiture Properties and none of the purchasers are affiliated with Enduro or its private equity sponsor.

A preliminary proxy statement will be filed with the SEC in the near future regarding the proposed transactions and special meeting of unitholders. Enduro currently owns 26% of the outstanding Trust units.

About Enduro Royalty Trust

Enduro Royalty Trust is a Delaware statutory trust formed by Enduro Resource Partners to own a net profits interest representing the right to receive 80% of the net profits from the sale of oil and natural gas production from certain of Enduro Resource Partners’ properties in the states of Texas, Louisiana and New Mexico. As described in the Trust’s filings with the Securities and Exchange Commission, the amount of the periodic distributions is expected to fluctuate, depending on the proceeds received by the Trust as a result of actual production volumes, oil and gas prices, the amount and timing of capital expenditures, and the Trust’s administrative expenses, among other factors.  Future distributions are expected to be made on a monthly basis.  For additional information on the Trust, please visit www.enduroroyaltytrust.com.

Forward-Looking Statements and Cautionary Statements

This press release contains statements that are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release, other than statements of historical facts, are “forward-looking statements” for purposes of these provisions. These forward-looking statements include the amount of any anticipated distribution to unitholders as a result of the proposed disposition of certain properties and expected expenses, including capital expenditures. The anticipated distribution is based, in large part, on the amount of cash received or expected to be received by the Trust from Enduro Resource Partners as a result of the sale of the underlying properties. Other important factors that could cause actual results to differ materially include expenses of the Trust and reserves for anticipated future expenses. Statements made in this press release are qualified by the cautionary statements made in this press release. Neither Enduro Resource Partners nor the Trustee intends, and neither assumes any obligation, to update any of the statements included in this press release. An investment in units issued by Enduro Royalty Trust is subject to the risks described in the Trust’s filings with the SEC, including the risks described in the Trust’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 15, 2017. The Trust’s quarterly and other filed reports are or will be available over the Internet at the SEC’s website at http://www.sec.gov.

Additional Information and Where to Find It

This communication does not constitute a solicitation of any vote or approval in respect of the proposed transactions as they affect the Trust and the release of its net profits interest. In connection with the proposed transactions, a meeting of the Trust’s unitholders will be announced to seek unitholder approval. The Trust intends to file with the SEC a proxy statement in connection with the proposed meeting of unitholders. UNITHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE RELEASE OF THE TRUST’S NET PROFIT INTEREST WITH RESPECT TO THE UNDERLYING PROPERTIES SUBJECT TO THE PROPOSED TRANSACTIONS. The proxy statement and other relevant materials (when they become available), and any other documents filed by the Trust with the SEC, may be obtained at no cost at the SEC’s website at http://www.sec.gov, at the Trust’s website at http://www.enduroroyaltytrust.com, or by sending written request to the Trust at The Bank of New York Mellon Trust Company, N.A., Trustee, 919 Congress Avenue, Suite 500, Austin, Texas 78701.

Participants in the Solicitation

The Trust may be deemed to be a participant in soliciting proxies from the Trust’s unitholders in connection with the proposed transaction and the release of the Trust’s net profits interest with respect to the underlying properties. Information regarding the Trust that may, under the rules of the SEC, be considered to be a participant in any solicitation in connection with the proposed transaction will be contained in the proxy statement. Additional information can be obtained in the Trust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Contact

Enduro Royalty Trust
The Bank of New York Mellon Trust Company, N.A., as Trustee
Sarah Newell 1 (512) 236-6555